UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS EXPANDS CHILEAN PRESENCE

ARNHEM, THE NETHERLANDS — November 19, 2007 - ARCADIS (EURONEXT: ARCAD), the international consultancy and engineering company, today announced that it has expanded its activities in South America by acquiring 100% of Idesol Engineering Company (Idesol), based in Chile. Idesol has 70 employees, producing € 4 million of revenues, bringing the total number of employees in Chile to 300. With this step ARCADIS Geotécnica, the company’s Chilean subsidiary, considerably strengthens its position in the fast growing mining sector, not only in Chile, but also in other parts of South America where the multinational mining corporations are present. The former owners of Idesol were members of management and will remain with the company. No further financial details were provided.

Idesol delivers specialized services for the development of mining projects, from feasibility studies, conceptual design and engineering to construction management. Based on the highly specialized knowledge of its staff, the company assists its clients with metallurgical services for processing plants, the development of technology for mining processes, treatment of industrial effluents, heavy metal abatement and recovery of valuable materials from waste.

“With economic growth of 5.5%, the Chilean economy is doing very well”, says Hernan Bezamat, CEO of ARCADIS’ Chilean operations. “The favorable economy is driven by strong demand for raw materials, resulting in extensive investment programs in the mining sector. With this acquisition we further enhance the quality and breadth of our service offering to major corporations in the mining industry, which allows us to benefit from the strong growth in this sector. This strengthens our position as a leading provider of consultancy and engineering services in Chile.”

Edgardo Marinkovic, general manager of Idesol, says: “Idesol has an excellent reputation and distinctive leadership position in providing services to the mining sector, with a desire to expand internationally, following our multinational clients. We believe we can establish our growth goals by becoming part of the strong ARCADIS network.”

ARCADIS is an international company providing consultancy, design, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over $ 2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl

Please also visit the following websites for more background on our activities:

www.arcadis-global.com; www.arcadis.cl; www.idesol.cl; www.idetec.cl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 20, 2007	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board